                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                             OBJECTSOFT CORPORATION
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
                                   -----------
                                 (CUSIP Number)


                                  July 16, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

---------------------                                          -----------------
CUSIP No. 674427 10 9                   13G                    Page 2 of 8 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Headwaters Capital
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           California
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            345,886
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                345,886
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           345,886
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           BD, PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 674427 10 9                   13G                    Page 3 of 8 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Jonathan D. Ungar
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            345,886
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                345,886
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           345,886
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 674427 10 9                   13G                    Page 4 of 8 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Sheldon Kahn
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            345,886
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                345,886
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           345,886
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 674427 10 9                   13G                    Page 5 of 8 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Jeffrey D. Goshay
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            345,886
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                345,886
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           345,886
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 1 amends the Schedule 13G filed on May 5, 1999 (as amended, the "Schedule 13G") on behalf of Headwaters Capital, a general partnership formed under the laws of the State of California and a registered broker dealer ("Headwaters"), Mr. Jonathan D. Ungar, Mr. Sheldon Kahn and Mr. Jeffrey D. Goshay, as general partners of Headwaters, relating to the common stock, par value $0.0001 per share, of Objectsoft Corporation, a Delaware corporation (the "Company").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13G.


Item 4(a)           Amount Beneficially Owned:
                    --------------------------

     Item 4(a) of the Schedule 13G shall be amended to read as follows:

                    "Each of the Reporting Persons may be deemed the beneficial owner of 345,886 Shares.(1)"

Item 4(b)           Percent of Class:
                    -----------------

     Item 4(b) of the Schedule 13G shall be amended to read as follows:

                    "The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 4.7% of the total number of shares outstanding."

Item 4(c)           Number of shares as to which each Reporting Person has:
                    -------------------------------------------------------

     Item 4(c) of the Schedule 13G shall be amended to read as follows:

                    "(i)   Sole power to vote or to direct the vote: 345,886

                    (ii)   Shared power to vote or to direct the vote: -0-

                    (iii) Sole power to dispose or to direct the disposition of: 345,886

                    (iv) Shared power to dispose or to direct the disposition of: -0-

----------

(1) On July 16, 1999, the Reporting Persons converted 7,500 shares of Series E Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), of the Issuer into 736,175 shares of Common Stock. As of July 27, 1999, the Reporting Persons have sold 656,011 of those shares of Common Stock and continue to own 2,500 shares of Preferred Stock, convertible into 240,722 shares of Common Stock (subject to adjustment as set forth in the Schedule
     13G), and 25,000 warrants to purchase Common Stock (the "Warrants").


                                Page 6 of 8 Pages

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

     Item 5 of the Schedule 13G shall be amended to read as follows:

                    "If this statement is being filed to report the fact that as of the date hereof, each of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following." [X]




                                Page 7 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August __, 1999                  HEADWATERS CAPITAL


                                        By: /s/ Jonathan D. Ungar
                                            ------------------------------
                                                Jonathan D. Ungar
                                                General Partner


Dated: August __, 1999


                                        By: /s/ Jonathan D. Ungar
                                            ------------------------------
                                                Jonathan D. Ungar


Dated: August __, 1999


                                        By: /s/ Sheldon Kahn
                                            ------------------------------
                                                Sheldon Kahn


Dated: August __, 1999


                                        By: /s/ Jeffrey D. Goshay
                                            ------------------------------
                                                Jeffrey D. Goshay


                                Page 8 of 8 Pages